UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1 )*

                AMERICAN INDUSTRIAL PROPERTIES REIT INC.
         ---------------------------------------------------------
                            (Name of Issuer)

             Shares of Beneficial Interest, $0.10 par value
           --------------------------------------------------
                      (Title of Class of Securities)

                                02679110
                   ------------------------------------
                             (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          November 24, 1995
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     -----------------------
     CUSIP NO. 02679110           SCHEDULE 13D
     -----------------------

     ---------------------------------------------------------------------
         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PUBLIC STORAGE, INC.
         [95-3551121]
     ---------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                              (a) [_]
                                                                   (b) [_]
     ---------------------------------------------------------------------
         SEC USE ONLY
    3

     ---------------------------------------------------------------------
         SOURCE OF FUNDS*
    4
         WC, BK

     ---------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [_]
    5

     ---------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
         CALIFORNIA

     ---------------------------------------------------------------------
                             SOLE VOTING POWER
                        7
        NUMBER OF            576,000

         SHARES       ----------------------------------------------------
                             SHARED VOTING POWER
      BENEFICIALLY      8
                             N/A
        OWNED BY
                      ----------------------------------------------------
          EACH               SOLE DISPOSITIVE POWER
                        9
       REPORTING             576,000

         PERSON       ----------------------------------------------------
                             SHARED DISPOSITIVE POWER
          WITH         10
                             N/A

     ---------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         576,000

     ---------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       [_]
   12

      --------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
         6.3%

     ---------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         CO

     -----------------------------------------------------------------

         The Statement on Schedule 13D dated November 14, 1995 (the "Original Statement") filed by Public Storage, Inc. ("PSI"), relating to the Shares of Beneficial Interest, $0.10 par value (the "Shares") of American Industrial Properties REIT Inc., a Texas real estate investment trust (the "Issuer"), is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Original Statement.

   Item 3.     Source and Amount of Funds or Other Consideration

         As of November 24, 1995, PSI owned a total of 576,000 Shares for which it paid an aggregate purchase price (including commissions of approximately $999,313. All funds used to purchase such Shares were obtained from PSI's working capital or borrowed under PSI's Credit Agreement with a bank group led by Wells Fargo Bank as agent and manager, which is referenced under Item 7.

   Item 5.     Interest in Securities of the Issuer

         As of November 24, 1995, PSI owned 576,000 Shares, which constitute approximately 6.3% of the total number of Shares outstanding on November 24, 1995 of 9,075,000.

         PSI has the sole power to vote and the sole power to dispose of the 576,000 Shares owned by it.

         During the period commencing November 15, 1995 (i.e., after the date of the Schedule 13D) and ending November 24, 1995, PSI purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite its name.

                                           No. of        Type          Price
                          Transaction      Shares         of            per
   Reporting Person          Date          Bought      Transaction     Share
   ----------------       -----------      ------      -----------     -----

   PSI                    11/15/95            300      open market     $1.75
                          11/17/95          2,300      open market     $1.875
                          11/20/95          4,300      open market     $1.875
                          11/21/95          3,000      open market     $1.875
                          11/21/95         50,800      open market     $2.00
                          11/22/95          6,300      open market     $2.00
                          11/24/95         43,100      open market     $2.00

         To the best of PSI's knowledge, except as disclosed herein, PSI does not have any beneficial ownership of any Shares as of November 24, 1995 and has not engaged in any transaction in any Shares during the period from November 15, 1995 through November 24, 1995.

         Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by PSI.

   Item 7.     Material to be Filed as Exhibits

         Exhibit 1 - Credit Agreement by and among PSI, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of May 22, 1995. Filed with PSI's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995 and incorporated herein by reference.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  November 30, 1995             PUBLIC STORAGE, INC.


                                         By: /S/ DAVID GOLDBERG
                                             ---------------------
                                             David Goldberg
                                             Senior Vice President